SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ENERSYS

(Name of Subject Company (issuer) and Filing Person (offeror))

3.375% Convertible Senior Notes Due 2038

(Title of Class of Securities)

29275Y AA0

(CUSIP Number of Class of Securities)

Thomas O’Neill

Vice President and Treasurer

2366 Bernville Road

Reading, Pennsylvania 19605

(610) 208-1991

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stacy J. Kanter, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$172,356,000 (1)	$20,027.77 (2)

(1)	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.375% Convertible Senior Notes Due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 30, 2015 there was $172,356,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $172,356,000.
(2)	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,027.77	Filing Party:	EnerSys
Form or Registration No.:	005-80416	Date Filed:	May 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by EnerSys, a Delaware corporation (the “Company”), with respect to the Company’s offer to purchase the 3.375% Convertible Senior Notes due 2038 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the indenture governing the Notes (the “Indenture”), the Company Notice dated May 1, 2015, as revised on the date hereof to reflect the delivery by the Company of a notice of redemption with respect to the Notes, and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(D) to the Schedule TO.

This Amendment No. 1 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Items 1 Through 9.

Items 1 through 9 of the Schedule TO are hereby amended and supplemented to reflect the following:

Call for Redemption

On May 7, 2015, the Company announced that it had called for redemption all of the outstanding Notes on June 8, 2015 (the “Redemption Date”). The redemption price will be $1,000.66 in cash per $1,000 Original Principal Amount of Notes, which is equal to 100% of the Accreted Principal Amount thereof.

In lieu of redemption, a holder may surrender for conversion any of the Notes called for redemption at any time before 5:00 p.m., New York City time, on June 5, 2015. A holder may convert fewer than all of its Notes so long as the Notes converted are an integral multiple of $1,000 Original Principal Amount and the remaining Original Principal Amount of the Notes is in an authorized denomination. The current conversion rate of the Notes is 25.1086 share of the Company’s common stock per $1,000 Original Principal Amount of the Notes. The Company will satisfy its conversion obligation by paying cash, shares of Common Stock, or cash for the Accreted Principal Amount of the Notes, and cash and/or shares of Common Stock, at the Company’s election, for the excess, if any, of the conversion value above the Accreted Principal Amount of the Notes. Notes that are not converted before 5:00 p.m., New York City time, on June 5, 2015 or for which the conversion request is withdrawn will be redeemed.

Holders of Notes at 5:00 p.m., New York City time, on May 15, 2015, the regular record date for the June 1, 2015 interest payment on the Notes, will receive interest in the amount of $16.875 per $1,000 Original Principal Amount of Notes payable on June 1, 2015. Notes surrendered for conversion by Holders during the period from 5:00 p.m., New York City time, on May 15, 2015 to 9:00 a.m., New York City time, on June 1, 2015 must be accompanied by a payment of $16.875 per $1,000 Original Principal Amount of Notes surrendered for conversion, which amount equals the regular interest payment that the Holder is to receive on the Notes. Holders that submit Notes for conversion after 9:00 a.m., New York City time, on June 1, 2015, need not submit any interest payment in connection with the conversion.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Company Notice of Holders’ Optional Put Repurchase Right to Holders of EnerSys’ 3.375% Convertible Senior Notes Due 2038, dated May 1, 2015.*

(a)(1)(B)	Form of Purchase Notice.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	IRS Form W-9 and General Instructions for IRS Form W-9.**

(a)(5)(A)	Notice of Redemption, dated May 7, 2015.*

Exhibit No.	Description

(a)(5)(B)	The Company’s Current Report on Form 8-K dated May 7, 2015 (incorporated by reference to such Current Report).

(b)	Indenture, dated as of April 23, 2015, between the Company, the guarantors party thereto and MUFG Union Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 23, 2015).

(d)(A)	Indenture, dated as of May 28, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 28, 2008).

(d)(B)	First Supplemental Indenture, dated as of May 28, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 28, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
**	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERSYS

By:	/s/ Richard W. Zuidema
	Name:	Richard W. Zuidema
	Title:	Executive Vice President

Dated: May 7, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Notice of Holders’ Optional Put Repurchase Right to Holders of EnerSys’ 3.375% Convertible Senior Notes Due 2038, dated May 1, 2015.*

(a)(1)(B)	Form of Purchase Notice.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	IRS Form W-9 and General Instructions for IRS Form W-9.**

(a)(5)(A)	Notice of Redemption, dated May 7, 2015.*

(a)(5)(B)	The Company’s Current Report on Form 8-K dated May 7, 2015 (incorporated by reference to such Current Report).

(b)	Indenture, dated as of April 23, 2015, between the Company, the guarantors party thereto and MUFG Union Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 23, 2015).

(d)(A)	Indenture, dated as of May 28, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 28, 2008).

(d)(B)	First Supplemental Indenture, dated as of May 28, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 28, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
**	Previously filed.

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